1934 Act Registration No. 333-13904

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


05068160


SEC MAIL
RECEIVED
OCT 07 2005
WASH. D.C.
192
SECTION

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

P.E.
10-3-05

For the Month of October 2005

MTR CORPORATION LIMITED

(地鐵有限公司)

(Exact Name of the Registrant as Specified in its Charter)

MTR Tower
Telford Plaza
33 Wai Yip Street
Kowloon Bay
Hong Kong
(Address of principal executive offices)

PROCESSED
OCT 14 2005
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

PAGE 1 OF 44 PAGES
EXHIBIT INDEX ON PAGE 3

HONGKONG:58162.2

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Report on Form 6-K may be viewed as "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of MTR Corporation Limited (the "Company") to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.

With respect to the Company's business, including its railway operations and property operations, such factors include, among others, the following:

- general political, social and economic conditions in Hong Kong, the Mainland of China and elsewhere in Asia;
- the level of interest rates prevailing in Hong Kong;
- accidents and natural disasters;
- the terms on which the Company finances its working capital and capital expenditure requirements;
- the implementation of new projects and the timely and effective development of the railway and any disruptions to that implementation and development;
- changes in the fares for the Company's services;
- competition from alternative modes of transportation, in particular franchised buses and public light buses;
- the Company's ability to complete property developments on time and within budget;
- competition from other property developments;
- the Company's relationship with the Government of the Hong Kong Special Administrative Region (the "Government");
- the Government's policies relating to transportation and land use planning in Hong Kong, which may change as a result of the Government's population and employment growth projections (which themselves are subject to change);
- the Government's policies relating to property ownership and development, which may change as a result of the Government's population and employment growth projections (which themselves are subject to change);
- the possible merger of the Company with the Kowloon-Canton Railway Corporation; and
- other factors beyond the Company's control.

EXHIBITS

Exhibit Number		Page
1.1	Interim report to shareholders relating to the Company's financial condition and results of operations for the six months ended June 30, 2005.	5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MTR Corporation Limited

Date: October 7, 2005

By: 

Name: Lila Fong
Title: Legal Manager - Secretarial

HONGKONG:58162.2

地鐵公司
MTR Corporation

Interim report 2005


E



Contents

Vision

To be a world class enterprise, growing in Hong Kong and beyond, focusing on rail, property and related businesses

Mission

- Provide excellent value to our Customers, enhancing their quality of life, and contributing to development of the communities in which we operate
- Provide opportunities for employees to grow and prosper with the Company and reward our investors
- Develop the rail network as the backbone of public transport in Hong Kong
- Grow in Mainland China and capture opportunities in Europe by building on our core competencies

Key figures

Financial highlights *in HK$ million*	**Half-year ended 30 June 2005**	Half-year ended 30 June 2004	% Increase/ (Decrease)
Revenue			
– Fare	**2,988**	2,871	4.1
– Non-fare	**1,397**	1,116	25.2
Operating profit from railway and related operations before depreciation	**2,541**	2,209†	15.0
Profit on property developments	**1,520**	1,153	31.8
Operating profit before depreciation	**4,061**	3,362†	20.8
Profit attributable to shareholders	**2,606**	1,173†	122.2
Profit attributable to shareholders (excluding impact of change in fair value of investment properties)	**1,769**	1,173†	50.8
Total assets	**108,245**	106,674*†	1.5
Loans, obligations under finance leases and bank overdrafts	**29,153**	30,378*	(4.0)
Shareholders' funds	**64,214**	61,892*†	3.8
Financial ratios *in %*			
Operating margin	**58.0**	55.4†	2.6% pt.
Gross debt-to-equity ratio	**45.4**	49.1*†	(3.7)% pt.
Interest cover *in times*	**5.9**	4.4	34.1
Interest cover (excluding impact of change in fair value of derivative instruments) *in times*	**5.6**	4.4	27.3
Share information			
Basic earnings per share *in HK$*	**0.48**	0.22	118.2
Basic earnings per share (excluding impact of change in fair value of investment properties) *in HK$*	**0.33**	0.22	50.0
Dividend per share *in HK$*	**0.14**	0.14	–
Share price at 30 June *in HK$*	**15.0**	11.8	27.1
Market capitalisation at 30 June *in HK$ million*	**81,845**	63,211	29.5
Operations highlights			
Total passenger boardings			
– MTR Lines *in millions*	**413.6**	403.6	2.5
– Airport Express Line *in thousands*	**4,050**	3,835	5.6
Average number of passengers *in thousands*			
– MTR Lines *weekday*	**2,451**	2,354	4.1
– Airport Express Line *daily*	**22.4**	21.1	6.2
Fare revenue per passenger *in HK$*			
– MTR Lines	**6.57**	6.50	1.1
– Airport Express Line	**66.93**	64.15	4.3
Proportion of franchised public transport boardings *in %*			
– All movements	**24.8**	24.6	0.2% pt.
– Cross-harbour movement	**60.4**	59.3	1.1% pt.
Proportion of transport boardings travelling to/from the airport *in %*			
– Airport Express Line	**24**	24	–

* Figures are as at 31 December 2004
† Restated to include retrospective adjustments due to change in accounting policies

Milestones 2005

January

> The Company raised more than HK$2 million from passengers and patrons of Telford Plaza to support tsunami relief work in South Asia.

> The Company awarded the tender for the Tseung Kwan O Area 86 Package One Development to City Investments Limited, a subsidiary of Cheung Kong (Holdings) Limited.


地鐵公司
MTR Corporation
將軍澳第86區第一期項目發展合約簽署儀式
Tseung Kwan O Area 86 Package One
Development Agreement Signing Ceremony

February

> The Company raised HK$1 million for the Hong Kong Community Chest through Chinese New Year promotion events in our shopping centres.

> The Company received the Lloyd's Register Rail report on our service performance and asset management regime, and took immediate actions to adopt its recommendations.

> The Company and our Public-Private Partnership partners initialled a Concession Agreement with the Beijing Municipal People's Government for Beijing Metro Line 4.

March

> The Company was recognised as the most socially responsible company in Hong Kong in a survey among university students sponsored by Government's Sustainable Development Fund.

> Two new subways were opened, one between Langham Place and Mong Kok Station and the other connecting Tsim Sha Tsui Station with KCRC's East Tsim Sha Tsui Station.

> The Hong Kong Tourism Board opened its first Visitor Information & Services Centre in the MTR system at Causeway Bay Station.

April

> The Company and the Hong Kong Amateur Athletic Association co-organised the inaugural "MTR HONG KONG Race Walking 2005" held in Central on 3 April, spreading the good health message to the public whilst raising more than HK$900,000 to fund programmes promoting healthy living.

> "Best Station Operator Election" was organised to demonstrate the Company's commitment to excellent customer service.

> The Company enlisted the service of several clowns as "Keep the MTR Clean" Ambassadors to remind passengers of MTR's no-eating-and-drinking policy as part of the annual "Passenger Behaviour Education Programme".



> An Artificial Intelligence software system jointly designed and developed by City University of Hong Kong and the Company for the efficient allocation and management of engineering resources for all rail lines was honoured by the American Association for Artificial Intelligence with the "Innovative Application of Artificial Intelligence" Award 2005 in the category of "Deployed Applications".

> The Company and Hong Kong Disneyland unveiled the first Disneyland Resort Line train, which will bring guests to China's first Disney theme park set to open on 12 September 2005.



> The Company 2004 TV Commercial "MTR – Metro News version" was awarded "The Most Delightful TV Commercial" Award at ATV's 11th Annual Most Popular TV Commercial Award Presentation.

> The Company's fifth shopping centre "The Lane", located above Hang Hau Station, opened for business.

May

> The Company entered into a Memorandum of Understanding with the Wuhan Urban Construction Investment and Development Group Co. Ltd. and Wuhan Municipal Development Planning Commission to explore co-operation opportunities for the construction and operation of metro lines in Wuhan.

> The Company appointed Mr. Jeremy Long as the Chief Executive Officer – European Business to strengthen MTR Corporation's presence in Europe.

> The Company's Sustainability Report 2003 was accredited by The Association of Chartered Certified Accountants (ACCA) Hong Kong with the "Best Sustainability Report Award" in recognition of its outstanding performance in sustainability reporting.

> MTR Corporation was awarded *East Week Magazine's* first-time "Quality Living Award HK 2005" – Public Transport Category in recognition of our contribution to enhancing the quality of life in Hong Kong.

> The Company initialled the Concession Agreement for Shenzhen Metro Line 4, which includes property development rights for 2.9 million square metres of gross floor area, and signed a Memorandum of Understanding covering co-operation on investment, construction and operation for Lines 2 and 3, with the Shenzhen Municipal People's Government.



> Residence Oasis at Hang Hau Station was completed and handed over to individual owners, bringing our management portfolio of residential flats to 52,653 units.

June

> Government requested MTR Corporation to proceed with further planning of, and preparations for, the West Island Line and announced it would begin negotiations with the Company on scope, cost and implementation programme of the project.

> The Company won Category Award of Public Transportation in *Next Magazine's* Top Service Award 2005 for the seventh consecutive year.

> Renovation works of the retail zones at Kwai Fong, Sham Shui Po, Diamond Hill, Tsing Yi, Lok Fu, Yau Ma Tei, Olympic, Sheung Wan, Kowloon Bay and Kwai Hing stations were completed in the first half of 2005.

> The Company and the Faculty of Engineering of Hong Kong Polytechnic University jointly introduced a Master of Science / Postgraduate Diploma programme in Electrical Engineering (Railway Systems).

Operating network with future extensions

Legend

- Station
- Station with Depot
- Interchange Station
- Proposed Station
- Proposed Interchange Station
- Proposed Property Developments

Existing network

- Airport Express Line
- Tung Chung Line
- Kwun Tong Line
- Tsuen Wan Line
- Island Line
- Tseung Kwan O Line
- Disneyland Resort Line

Projects in progress

- Tseung Kwan O South
- Tung Chung Cable Car
- AsiaWorld-Expo

Future extensions

- North Island Link
- Tseung Kwan O Line Extension

Extensions under study

- West Island Line
- South Island Line (West)
- South Island Line (East)
- Kwun Tong Line



New Territories
Kowloon
Lantau Island
Hong Kong Island
Tsuen Wan
Tai Wo Hau
Kwai Hing
Kwai Fong
Lai King
Mei Foo
Lai Chi Kok
Cheung Sha Wan
Sham Shui Po
Kowloon Tong
Lok Fu
Wong Tai Sin
Diamond Hill
Choi Hung
Shek Kip Mei
Prince Edward
Mong Kok
Yau Ma Tei
Ho Man Tin
Whampoa
Kowloon Bay
Ngau Tau Kok
Kwun Tong
Lam Tin
Yau Tong
Tiu Keng Leng
Tseung Kwan O
Po Lam
Hang Hau
Tseung Kwan O South
Tsing Yi
Sunny Bay
AsiaWorld-Expo
Airport
Disneyland Resort
Tung Chung
Ngong Ping
Nam Cheong
Olympic
Kowloon
Jordan
Tsim Sha Tsui
Sai Ying Pun
University
Kennedy Town
Sheung Wan
Hong Kong
Tamar
Exhibition
Fortress Hill
North Point
Quarry Bay
Tai Koo
Sai Wan Ho
Shau Kei Wan
Heng Fa Chuen
Chai Wan
Central
Admiralty
Wan Chai
Causeway Bay
Tin Hau
Cyberport
Wah Fu
Aberdeen
South Horizons
Lei Tung
Wong Chuk Hang
Ocean Park
01
02
03
04
05
06
07
08
09
10
11
12
13
14
15
16
17
18
19
20
21
22
23

Properties developed by the Company

01 Tung Chung Crescent / Citygate / Seaview Crescent / Caribbean Coast / Coastal Skyline
02 Tierra Verde / Maritime Square
03 Luk Yeung Sun Chuen / Luk Yeung Galleria
04 Sun Kwai Hing Garden
05 New Kwai Fong Gardens
06 Telford Gardens / Telford Plaza I and II
07 Argyle Centre
08 Central Park / Island Harbourview / Park Avenue / Bank of China Centre / HSBC Centre / Olympian City One / Olympian City Two
09 Union Square – The Waterfront / Sorrento / The Harbourside
10 Hongway Garden / Vicwood Plaza
11 One International Finance Centre / Two International Finance Centre / IFC Mall
12 World-wide House
13 Admiralty Centre / Fairmont House
14 Southorn Garden
15 Park Towers
16 Fortress Metro Tower
17 Kornhill / Kornhill Gardens
18 Felicity Garden
19 Perfect Mount Gardens
20 Heng Fa Chuen / Heng Fa Villa / Paradise Mall
21 New Jade Garden
22 Residence Oasis / The Lane
23 Central Heights

Chairman's letter

Dear Stakeholders,

I am pleased to present to you the interim results of MTR Corporation for the first six months of 2005.

With the change of accounting standards, particularly that relating to investment property revaluation, MTR Corporation recorded net profit of HK$2,606 million, an increase of 122.2% over the same period last year with an increase in earnings per share of 118.2%. Excluding this accounting adjustment for revaluation, net profit and earnings per share would have increased by 50.8% and 50.0% respectively. This increase in profit was due to continuing growth in all our businesses. Your Board of Directors has declared an interim dividend of HK$0.14 per share, unchanged from last year.

In previous annual and interim reports I have outlined our strategy to expand outside Hong Kong in pursuit of long-term growth, and I am pleased to say that our efforts in this regard have produced encouraging results in the first half of this year. In the Mainland of China further progress has been made with the initialling of Concession Agreements for Beijing Metro Line 4 and Shenzhen Metro Line 4 as well as Memoranda of Understanding signed on Shenzhen Metro Lines 2 and 3 and on possible metro investments in Wuhan. We are now awaiting final approvals from the National Development and Reform Commission to formally enter into the Concession Agreements for both Beijing Metro Line 4 and Shenzhen Metro Line 4.

In Europe, MTR Corporation is in partnership preparing bids for two train operating franchises in the U.K.: the Integrated Kent Franchise, a suburban commuter network in Kent, Southern England and the Thameslink/Great Northern Franchise which serves London both north and south of the River Thames.

In implementing our international growth strategy, we are keenly aware of the need for appropriate and adequate resources, particularly skilled and talented people. In May we appointed Mr. Jeremy Long as CEO – European Business, to develop the Company's business in Europe. Jeremy's extensive experience of the U.K. and continental European rail industry will provide the in situ management to help the Company build a strong presence in these markets. More broadly, the Resource Pool for Growth Business, which was established with an aim to leverage the competence of our staff into overseas business opportunities and operations, now comprises over 300 staff.

Our international development complements the activities in Hong Kong. We were pleased by the Government's decision in June 2005 to progress discussions on the West Island Line. We continue to await Government's decision on both South Island Line (East) and South Island Line (West). Disneyland Resort Line opened on 1 August 2005 and work progresses on the Tung Chung Cable Car project which will be using 'Ngong Ping 360' as its operating name.

We are committed to achieving high standards of corporate governance by continuing to identify and formalise best practices for the Company in the interest of the investing public. We therefore welcomed the new Code on Corporate Governance Practices issued by the Hong Kong Stock Exchange in November last year. Prior to the Code becoming effective, we had already implemented a number of the Code's key requirements, notably a clear division of management of the Board by the Chairman and day-to-day management of the Company's business by the Chief Executive Officer, formalisation of functions reserved for the Board and those delegated to management, as well as strong independent representation on the Board.

In the community at large, we continue to play an active role, using our infrastructure and the energies of our people to help those in need and to promote healthy living. More than HK$2 million was raised in January from our staff, passengers, commercial tenants, shoppers and affiliates, to help provide relief to victims of the December tsunami. We continued our partnership with the Hong Kong Community Chest during Chinese New Year and raised HK$1 million through various promotion events at our shopping centres. In April, we co-organised with the Hong Kong Amateur Athletic Association the "MTR HONG KONG Race Walking 2005", the largest event of its kind in Hong Kong, to encourage people to walk more as a form of daily exercise. The event also raised more than HK$900,000 to fund programmes promoting healthy living. Our popular "Art in Stations" programme continues to provide venues in our stations for local artists and students to show and perform art.

With Hong Kong as our home and being the local transport backbone, we place great emphasis on the role of the Company in promoting quality service and better life style for people in Hong Kong. We were pleased to receive two awards that recognise our efforts in these areas – the "Quality Living Award" from *East Week Magazine*, and the "Top Service Award" from *Next Magazine*, which we received for the seventh year in a row. Both of these awards are based on votes from members of the public and we are honoured to be so recognised by our stakeholders.

We monitor and measure our social, environmental and economic performance according to the established international guidelines of the Global Reporting Initiative and publicise this information through our annual Sustainability Report. Our leadership position in the promotion of sustainability was once again demonstrated by our Sustainability Report 2003 being awarded the Best Sustainability Report Award for 2004 by the Association of Chartered Certified Accountants Hong Kong and the Company itself being voted the most socially responsible company in Hong Kong by university students based on a survey sponsored by the Government's Sustainable Development Fund.

We are also at the heart of a broader effort by the global rail transport industry to address sustainability issues, through our chairmanship of the Commission on Sustainable Development of the International Association of Public Transport, UITP. We are a signatory to the body's Charter on Sustainable Development, which now has over 100 operators, authorities and manufacturers worldwide as signatories. MTR Corporation assisted UITP in publishing its report "Bringing Quality to Life – Better Mobility for People Worldwide" at the UITP World Congress in Rome in June this year. This is the commission's second report and it provides valuable case studies of Charter signatories' efforts to promote sustainable development. Our close involvement demonstrates the increasingly international perspective that guides our thinking on the issue of sustainability.

Following the submission of the joint proposal on a possible merger between MTR Corporation and the Kowloon-Canton Railway Corporation in September 2004, we continued our discussions with Government on this highly complex transaction during the first half of 2005. As I have said in the past, if properly structured and on acceptable terms, MTR Corporation is of the view that a merger benefits all stakeholders. Any merger decision will be subject to the approval of independent shareholders.

We are deeply saddened by the terrorist bombing attacks in London on 7 July 2005 and the loss of innocent lives and extend our heartfelt condolences to the victims and their families. As a world-class transport operator, we have always had as our top priority the safety of our passengers and in this regard we will continue our vigilance and efforts in further strengthening our risk management practices to maintain the safety and comfort of our passengers.

I would like to thank the Board, management and all staff of the Company for their hard work and dedication. I also thank Mr. Phil Gaffney, Managing Director – Operations & Business Development, who will be retiring in December, for his dedication and pursuit of excellence over 28 years at MTR Corporation.



Dr. Raymond Ch'ien Kuo-fung, *Chairman*
Hong Kong, 2 August 2005

CEO's review of

operations and outlook

Dear Stakeholders,

MTR Corporation's results for the first six months of 2005 showed continued improvement. The Hong Kong economy remained favourable and all of our businesses grew.

Revenues for the six months ended 30 June 2005 rose 10.0% to HK$4,385 million as compared with the same period of 2004. Operating profit from railway and related operations before depreciation rose by 15.0% when compared to the first six months of 2004 whilst property development profits rose 31.8%. As a result, operating profit before interest and finance charges increased 27.4%.

As noted in the 2004 Annual Report, there are a number of new accounting standards which became effective on 1 January 2005 and which have implications on the Company's reported results. The most significant was that requiring companies to account for investment properties revaluation through the profit and loss account. The application of this standard in the first six months of 2005 led to a pre-tax gain of HK$1.0 billion. Hence our reported profit attributable to shareholders and earnings per share increased by 122.2% and 118.2% respectively when compared with the first half of 2004. Excluding property revaluation gains, the increase in profits attributable to shareholders and earnings per share over the comparable period last year would have been 50.8% and 50.0% respectively. It should be pointed out that none of these accounting standards changes the cashflow of the Company or our underlying performance. Your Board of Directors has declared an interim dividend of HK$0.14 per share, unchanged from last year.

Railway operations

For the first six months of 2005, total fare revenue for the MTR Lines and the Airport Express Line (AEL) increased 4.1% to HK$2,988 million. The MTR Lines recorded total patronage of 414 million, a 2.5% increase over the first half of 2004. The average weekday patronage for MTR Lines of 2.45 million was 4.1% higher. The Company's overall share of total franchised public transport rose slightly to 24.8% from 24.6% in the comparable period of 2004, with the share of cross-harbour trips rising from 59.3% to 60.4%.

With passenger arrivals and departures at Hong Kong International Airport continuing to increase, the AEL saw total passenger numbers rise 5.6% as compared to the first half of 2004. AEL's market share was maintained at 24%.

MTR Corporation met or exceeded both the requirements under our Operating Agreement and our own more stringent Customer Service Pledges.

Operations performance in the first half 2005

Service performance item	Performance Requirement	Customer Service Pledge target	**Actual performance**
Train service delivery	98.5%	99.5%	**99.9%**
Passenger journeys on time			
– MTR Lines	98.5%	99.5%	**99.9%**
– Airport Express Line	98.0%	99.0%	**99.9%**
Train punctuality			
– MTR Lines	98.0%	99.0%	**99.7%**
– Airport Express Line	98.0%	99.0%	**99.9%**
Train reliability: train car-km per train failure causing delays ≥ 5 minutes	N/A	500,000	**1,118,910**
Ticket reliability: magnetic ticket transactions per ticket failure	N/A	8,000	**13,372**
Add value machine reliability	95.5%	98.0%	**99.4%**
Ticket issuing machine reliability	93.0%	98.0%	**99.6%**
Ticket gate reliability	97.0%	99.0%	**99.8%**
Escalator reliability	98.0%	99.0%	**99.9%**
Passenger lift reliability	98.5%	99.0%	**99.8%**
Temperature and ventilation			
– Trains: to maintain a cool, pleasant and comfortable train environment generally at a temperature at or below 26°C	N/A	97.0%	**99.9%**
– Stations: to maintain a cool, pleasant and comfortable environment generally at or below 27°C for platforms and 29°C for stations concourses, except on very hot days	N/A	90.0%	**99.9%**
Cleanliness			
– Train compartment: cleaned daily	N/A	98.5%	**100%**
– Train body: washed every 2 days	N/A	98.0%	**100%**
Passenger enquiry response time within 7 working days	N/A	99.0%	**100%**

Service improvements in the first half included additional trains and higher frequency of departures on AEL during Chinese New Year and Easter holidays. Sunny Bay Station on Tung Chung Line, which connects with the Disneyland Resort Line, was opened to the public on 1 June 2005, followed by the opening of the Disneyland Resort Line on 1 August 2005.

We have enhanced access to the MTR network by new pedestrian links between Kwun Tong Station and Millennium City 5, and between Mong Kok Station and Langham Place.

Extensive marketing campaigns together with promotional programmes supported patronage growth. The "Ride 10 get 1 Free" scheme was extended to July this year, supplemented by shopping and dining discount coupons that reinforced its value for money appeal. In light of the positive economic environment, the "Ride 10 get 1 Free" scheme was replaced on 16 July 2005 by a MTR Club bonus point for free ride programme. Senior citizens and children were again able to enjoy the HK$2 promotion programme on Sundays and public holidays during Chinese New Year and summer holidays.

For AEL, we expanded our promotional partnerships to include American Express, Priceline and Virgin Atlantic. Special child's tickets using the popular cartoon character Doraemon were launched, as well as group tickets featuring scenic views of Japan.

We also continued our efforts to achieve greater integration between MTR and other transport providers, with the introduction of nine intermodal discount promotions. Two more fare saver machines were installed bringing the total to 16.

Station environments were improved with the retrofit of platform screen doors in four more stations. A total of 67 underground platforms are now equipped with platform screen doors. We expect all the 74 underground stations will be retrofitted with platform screen doors by early 2006.

Station commercial and other businesses

The Company's strategy to increase non-fare businesses resulted in robust performance from our station commercial and other businesses. Revenues for the first half of this year rose by 30.2% to HK$754 million over the same period last year.

Advertising revenues benefited from the strong retail sector and increased by 15.8% over the first six months of 2004 to HK$220 million. We shall continue to introduce new advertisement formats in our trains and stations.

Revenues from telecommunication services increased by HK$87 million to HK$201 million. The increase was mainly attributable to the effect of a one-off settlement for the early termination of a contract from a telecommunications service operator. The upgrading of the network to 3G standard continued. It is targeted to complete the roll out of this service by year end.

Station commercial facilities revenues rose by 11.6% to HK$164 million as a result of expansion of retail space under our station renovation programme and increased rental rates. During the six months, renovations in ten stations added 41 new shops, with a 7.0% increase in retail floor area to 20,030 square metres. New trades and brands were attracted to the network, including major pharmacy chain Watsons, fashion chains ebase and IP Zone, Star Bookstore and Eu Yan Sang.

Octopus Cards Limited (Octopus Cards) grew its number of service providers from 299 as at 31 December 2004 to 309 as at 30 June 2005. Cards in circulation rose to 12.4 million and average daily transaction value increased to HK$63.1 million in June 2005. MTR Corporation's share of pre-tax earnings from the company increased by 45.0% to HK$29 million for the six-month period. By 30 June 2005, 69 more green minibuses had accepted Octopus, bringing the total to 2,711, while red minibuses accepting the card increased by 70 to 120. A further 17 car parks joined the system, bringing the total to 182.

Revenue from external consultancy increased by 31.5% to HK$96 million as compared with the same period last year. In Mainland China, new consulting and training contracts were signed in a number of cities including Beijing, Tianjin, Guangzhou and Shanghai. We also secured another training contract from Taiwan High Speed Rail.

In the Netherlands, the project to build a nation-wide Automatic Fare Collection system, for which Octopus Cards and MTR Corporation are acting as sub-contractors, was commissioned and production-environment system testing started in April 2005. Full operations are expected to commence this autumn.

Future Hong Kong projects

The Disneyland Resort Line which connects the Tung Chung Line to the Hong Kong Disneyland Resort opened on 1 August 2005, following the opening of the Sunny Bay Station on 1 June.

Construction of the new AsiaWorld-Expo Station at the end of the AEL at Hong Kong International Airport is progressing on plan to allow opening by the end of 2005. A provisional agreement for a connection from the Airport Station departure platform to the new Skyplaza development by the Airport Authority was signed in July.

Government has announced its decision to proceed with further planning and preparation of the West Island Line which is an extension of the Island Line by three new stations at Sai Ying Pun, University and Kennedy Town. The Company will discuss in the next few months with Government on the scope, cost and funding requirements of this line. The decision on the South Island Line proposal submitted by the Company is pending a review by Government of the planning for tourism and commercial development in the Southern District of Hong Kong Island by the end of this year.

"Ngong Ping 360" (NP360), the brand name for the Tung Chung Cable Car project, was launched on 19 April, with pricing announcement made on 30 June. Combining a cultural themed village, NP360 offers easy access to the Tian Tan Big Buddha at Ngong Ping and a 5.7 kilometres scenic cable car ride over part of Lantau Island. NP360 will become a major tourist attraction in Hong Kong when it opens in 2006.

Work on providing new pedestrian links to the MTR network continues. Excavation of the main tunnel for the Queensway subway linking Admiralty Station with Three Pacific Place is progressing well. Two new schemes are being actively pursued, one for the Pioneer Centre at Prince Edward Station and the other for Cheung Lai Street at Lai Chi Kok Station.

Growth outside Hong Kong

Expansion of our businesses beyond Hong Kong in pursuit of long term value creation remains a key focus in 2005 and during the first six months, we made considerable progress in the Mainland of China and Europe.

Mainland of China

MTR Corporation signed an Agreement in Principle with the Shenzhen Municipal People's Government in January 2004 to build Phase 2 of the Shenzhen Metro Line 4 and to operate both Phase 1 and Phase 2 of Line 4 for a period of 30 years. The Shenzhen project follows our well proven "rail and property" model and includes the grant of property development rights directly from the Shenzhen Municipal People's Government at stations and depots along Line 4, with an aggregate gross floor area of 2.9 million square metres. The total project cost of Phase 2 is estimated at RMB6 billion.

In May 2005, the Company took a major step forward in this build-operate-transfer (BOT) project by initialling the Concession Agreement with the Shenzhen Municipal People's Government. Preparation works, including detailed design and site investigation, have begun and the construction of Phase 2 is expected to begin when formal approval of the Concession Agreement is obtained from the National Development and Reform Commission of the Central Government.

Concurrent with the initialling of the Concession Agreement, MTR Corporation and the Shenzhen Municipal People's Government also signed a Memorandum of Understanding (MOU) covering co-operation on investment, construction and operation for Shenzhen Metro Lines 2 and 3. Serving western Shenzhen, the proposed Line 2 is a 14.4 kilometres, 11 stations spur line off Line 1 at Window of the World Station to Shekou West. Line 3 is a 32.8 kilometres line in eastern Shenzhen serving 19 stations from Honglingzhonglu in Lowu district to Longxingjie in Longgang district.

In Beijing, we signed an Agreement in Principle in December 2004 with Beijing Infrastructure Investment Co. Ltd. (BIIC) and Beijing Capital Group (BCG), both subsidiaries of the Beijing Municipal People's Government, to form a Public-Private Partnership (PPP) company owned 49% by MTR Corporation, 49% by BCG and 2% by BIIC for the investment, construction and operation of the Beijing Metro Line 4. This was followed by our initialling of the Concession Agreement with the Beijing Municipal People's Government, together with our partners BCG and BIIC in February. Line 4 runs 29 kilometres through 24 stations from Ma Jia Lou Station on the South Fourth Ring Road to Long Bei Cun Station in the northwestern Hai Dian District. The Concession Agreement has a term of 30 years and a total investment of RMB15.3 billion, of which 70% will be funded by the Beijing Municipal People's Government, and the balance of approximately RMB5 billion by the PPP company. The Agreement now awaits approval from the National Development and Reform Commission of the Central Government.

Following these developments in Shenzhen and Beijing, MTR Corporation entered into an MOU with the Wuhan Municipal People's Government in May to explore co-operation opportunities for the construction and operation of metro lines in Wuhan, a metropolis of nearly seven million people in the central part of Mainland China. Currently Wuhan operates a 10 kilometres line which is part of a network that is planned to extend to 70 kilometres by 2011.

Europe

In Europe, our activities centre around bidding for train operating franchises, initially in the relatively deregulated U.K. market. These franchises require limited capital investments but do require financial support from MTR Corporation in the form of guarantees or bonds. During the first half of the year we made progress on two franchise bids which we are currently pursuing in the U.K.

The Company holds 29% of a joint-venture with the U.K.'s Great North Eastern Railway Holdings Limited that is bidding for a service contract to operate the Integrated Kent Franchise, a suburban commuter network in Kent, southern England with 179 stations, 1,600 train cars and annual revenue of about GBP300 million. The final bid was due at the end of July. In addition, we are in a 50/50 joint venture with Laing Rail Limited to pursue a similar opportunity for the Thameslink/Great Northern Franchise, which serves London both north and south of the River Thames. The final bid is due at the beginning of September. Outcome of both bids is expected to be known by the end of the year or early next year.

Our prospects in Europe will be supported by the appointment of Mr. Jeremy Long as CEO of our European operations in May. Jeremy is the former Managing Director of Rail for FirstGroup plc and has extensive experience of the U.K. and continental European rail industry.

Property businesses

Sentiment in the Hong Kong property market was very strong during the first quarter and part of the second quarter, as employment and wage prospects improved, economic growth continued and investor interest in Hong Kong dollar assets heightened. During the latter part of the second quarter, increases in Hong Kong dollar short term interest rates fed into higher mortgage lending rates, affecting sales volumes in the mass residential market. The luxury residential market was less affected by the increase in interest rate and remained strong throughout the first six months of 2005. Buoyed by the strong economy, rents across the office and retail sectors continued to rise as tight supply met increasing demand, with improvements spreading from prime central locations to secondary locations.

Tseung Kwan O Line property developments (packages awarded)

Location	Developers	Type	Gross floor area (sq. m.)	No. of parking spaces	Status	Actual or expected completion date
Tseung Kwan O Station						
Area 57a	Sun Hung Kai Properties Ltd.	Residential	26,005		Awarded in	2005
(Central Heights)	Nan Fung Development Ltd.	Retail	3,637		July 2000	
	Henderson Land Development Co. Ltd.	Car park		74		
	Chime Corporation Ltd.					
Area 55b	New World Development Co. Ltd.	Residential	84,920		Awarded in	2006
(The Grandiose)	Chow Tai Fook Enterprises Ltd.	Retail	11,877		January 2002	
	Wee Investments Pte. Ltd.	Car park		249		
Hang Hau Station	Sino Land Co. Ltd.	Residential	138,652		Awarded in	Completed
(Residence Oasis	Kerry Properties Ltd.	Retail	3,500		June 2002	in 2004
and The Lane)		Car park		369		
Tiu Keng Leng Station	Cheung Kong (Holdings) Ltd.	Residential	236,965		Awarded in	By phases
(Metro Town)		Retail	16,800		October 2002	from
		Car park		609		2006-2007
Tseung Kwan O South Station						
Area 86 Package One	Cheung Kong (Holdings) Ltd.	Residential	136,240		Awarded in	2009
		Retail	500		January 2005	
		Car park		325		
		Residential Care Home for the Elderly	3,100			

Tseung Kwan O Line property developments (packages to be awarded)*

Location	No. of packages envisaged	Type	Gross floor area (sq. m.)	Expected parking spaces	Period of package tenders	Expected completion date
Tseung Kwan O Station	2	Retail	60,000		2006	2010
		Office	103,130			
		Car park		1,291		
Tseung Kwan O South Station	7-13	Residential	1,463,460		2005–2010	2014
Area 86		Retail	49,500			
		Car park		4,438		

* Subject to review in accordance with planning approval, land grant conditions and completion of statutory processes.

Choi Hung Park and Ride development

Location	Developers	Type	Gross floor area (sq. m.)	No. of parking spaces	Status	Expected completion date
Choi Hung Station	Chun Wo Holdings Ltd.	Residential	19,138		Awarded in	2005
(No. 8 Clear Water Bay Road)		Retail	2,400		July 2001	
		Car park		54		
		Park and Ride		450		

In the first half of 2005, along the Airport Railway, pre-sales of residential units were launched for Tower 10 of Caribbean Coast (Tung Chung Package Three), Le Bleu of Coastal Skyline Phase 2 (Tung Chung Package Two) and The Arch (Kowloon Package Three), all meeting with positive market response, particularly The Arch where sales proceeded faster than originally anticipated. During the period, Occupation Permit for Le Bleu was granted. In Tseung Kwan O, good pre-sale results were achieved at Tseung Kwan O Station for The Grandiose (Area 55b) and also Central Heights (Area 57a) for which Occupation Permit has been secured.

Against this background, our property development business achieved good results in the first half of 2005 with development profit of HK$1,520 million. As stated in our 2004 Annual Report, the bulk of development profits is currently coming from developments along the Airport Railway, where during the first half of 2005, profits were mainly derived from deferred income recognition from Olympic Package Three, the hotel part of Tung Chung Package One as well as from Coastal Skyline and Caribbean Coast (respectively, Tung Chung Packages Two and Three) in line with construction and sales progress. In Tseung Kwan O, we recognised profits in kind on receipt of "The Lane", a 3,500 square metres shopping centre above Hang Hau Station. The sale of some of the remaining residential units in Residence Oasis, Island Harbourview and Sorrento also contributed to property development profit in the first half of 2005.

In January 2005, Package One of Tseung Kwan O Area 86 was awarded to City Investments Limited, a subsidiary of Cheung Kong (Holdings) Limited, and the Development Agreement was executed in February. Unlike our previous property tenders, the Company undertook to pay half of the assessed Government land premium in the tender to encourage participation from a larger number of property developers which resulted in more favourable profit sharing for the Company.

The Company's growing portfolio of commercial investment properties achieved satisfactory performance in the first six months of 2005, with rental income increasing by 20.4% over the same period last year, to HK$579 million. From January 2005, the Company was benefited from increased share of rental income from Telford Plaza II. The occupancy of the Company's portfolio remained at 100%. Growth in consumer spending during the first half also led to increased turnover rent from tenants. Rents were renewed on average 12% higher than previous rental rates. "The Lane" at Hang Hau Station was opened on 1 April 2005 and was fully let on day one, adding 3,500 gross square metres of retail space to the portfolio.

In light of growing competition from new shopping centres opened in the territory, we strive to maintain our competitive position by vigorous promotion programmes, such as image campaign, sales promotion and mega events. We also continued to refine the trade-mix in accordance with research into shoppers' preferences, adding a significant number of new tenants across the portfolio, including Clarins, Leonidas, Cheers Restaurant, Ruby Tuesday and Commercial Press. Pre-leasing of our new flagship mall at Union Square, "Elements", continued with positive response from prominent retailers, and by the end of June 2005 the commitment rate was approaching 30%.

Our property management business saw steady growth, with revenue rising 15.1% over the corresponding six months of last year to HK$61 million, as Residence Oasis at Hang Hau Station and Towers 6, 7 and 8 of Caribbean Coast were added to our portfolio. In Hong Kong, as at 30 June 2005, the number of residential flats managed by MTR Corporation had risen to 52,653 units, while commercial and office space had increased to 562,296 square metres.

In the Mainland of China, we are developing our property consultancy and management business. We entered into two new contracts to manage luxury residential complexes including Northstar Beiyuan B3 District in Beijing and Mei Li Shan Shui in Chongqing.

Financial review and financing activities

Financial review

As mentioned in the 2004 Annual Report, the Company's 2005 financial statements are affected by convergence of the financial reporting standards in Hong Kong with the international standards that became effective on 1 January 2005. A detailed account of the implications as a result of adopting the new standards has been provided in the Notes to the Accounts. Among those new standards applicable to the Company, the adoption of Hong Kong Accounting Standard (HKAS) 40 on investment property had resulted in a restatement of HK$9,168 million from investment property revaluation reserve to retained earnings in shareholders' funds. After including a deferred tax charge of HK$1,604 million on the restated earnings from property revaluation and minor adjustments on share-based payment under Hong Kong Financial Reporting Standard 2, shareholders' funds as at 31 December 2004 was reduced by HK$1,483 million to HK$61,892 million. Together with a minority interest of HK$8 million, total equity as at 31 December 2004 was restated at HK$61,900 million. In addition, the marking of derivative instruments to market value under HKASs 32 and 39 on 1 January 2005 had resulted in retained earnings increasing by HK$190 million together with a negative hedging reserve of HK$66 million on the same day, thereby increasing the total equity on 1 January 2005 to HK$62,024 million. Comparative figures for 2004 have also been restated to comply with HKAS 40, including an increase in profit of HK$2,047 million (after deferred tax of HK$435 million) in respect of the surplus on investment property revaluation during 2004. It should be emphasized that all of these changes are made necessary by the adoption of the new International Financial Reporting Standards in Hong Kong. These changes do not change the cashflow of the Company nor do they change our underlying business performance.

Financial performance for the first half year again surpassed the upswing of the local economy. Total revenue was HK$4,385 million, a 10.0% increase from the same period last year. With increased patronage on the MTR Lines and AEL of respectively 2.5% and 5.6%, fare revenue grew 4.1% to HK$2,988 million. Average fares for MTR and AEL grew by 1.1% and 4.3% respectively. Non-fare revenue including property investment revenue recorded a significant increase of 25.2% to HK$1,397 million, which included a one-off income from settlement of early termination of a contract with a telecommunications service operator.

Operating cost before depreciation for the first half year increased by 3.7% to HK$1,844 million as compared to the same period last year. In 2005, there has been a change in accounting policy on expenditures on rail track replacements. Expenditures relating to rail replacement are now capitalised and amortised over the assets' useful life via depreciation charges starting from 1 January 2005. In previous years, such expenditures were charged to the profit & loss account in the form of staff cost, consumables and repairs & maintenance. This change led to a reduction in operating costs of approximately HK$40 million and a corresponding increase in depreciation charge of HK$39 million. Without this reduction, the increase in operating cost before depreciation when compared with last year would be 6.0% or HK$106 million, and was mainly due to the expenditures for new business development in Europe and the Mainland of China, an expanded portfolio of non-fare businesses, increased operational rent & rates, as well as the non-recurring adjustment in 2004 on Government rent & rates applicable to the telecommunication business.

Operating profit from railway and related operations before depreciation amounted to HK$2,541 million, which represents an increase of 15.0% when compared with the same period last year. The operating profit margin was 58.0%, 2.6 percentage points higher than last year's figure.

Property development profit recognised during the first half year amounted to HK$1,520 million, mainly from deferred income relating to Caribbean Coast, Olympic Package Three, Coastal Skyline and Tung Chung Package One as well as from sharing in kind in respect of "The Lane" in Hang Hau Station development along Tseung Kwan O Line. The resulting operating profit before depreciation for the first six months was HK$4,061 million, an increase of 20.8% as compared to the same period last year.

Depreciation charge for the first half year increased by 9.5% to HK$1,362 million mainly as a result of the above mentioned accounting policy change on rail track replacements, as well as depreciation on new assets put into operation. Net interest expense decreased by 14.7% to HK$634 million as a result of reduced borrowings. The change in the market value of investment properties for the first six months amounted to HK$1,015 million, which was recognised in the profit & loss account for the first time following a new accounting standard introduced in January 2005. Together with the share of Octopus Cards' pre-tax earnings and after our share of the expenditure of our associated company in bidding for the Integrated Kent Franchise, profit before taxation increased by 122.2% to HK$3,099 million. Income tax expenses increased correspondingly by 122.1% to HK$493million, of which HK$481 million was for non-cash

(Preferred financing model) vs. Actual debt profile

As at 30 June 2005


Source in percentage
(20–50) 9 (0–15) 1
(60–80) 89
Capital market instruments
Export credits
(0–10) 1
Medium-term loans
Short-term loans and overdrafts
Interest rate base in percentage
(40–60) 66
(40–60) 34
Fixed rate
Floating rate
Financing horizon in months
(6–15) 12
Maturity in percentage
(10–40) 21
(20–50) 29
(30–60) 50
Within 2 years
2 to 5 years
Beyond 5 years
Currency in percentage
(70–100) 99.7
HK$
US$
(0-30) 0.3

Preferred financing model and debt profile

Percentage (As at 30 June 2005)


1
2
2005
2004
51
61
38
47
39
34
41
31
25
30

By instrument
- Interest rate swaps and options
- Cross currency & interest rate swaps
- Foreign exchange forwards

By maturity
- Beyond 5 years
- 2 to 5 years
- Within 2 years

Use of interest rate and currency risk hedging products

deferred income tax. The Group's profit for the first half of the year therefore increased by 122.2% to HK$2,606 million. Earnings per share increased to HK$0.48 as compared to HK$0.22 for the same period last year. However, if profit, and the resulting deferred taxation, from the change in market value of investment property is excluded, the Group's net profit would have been HK$1,769 million or an increase of 50.8% over 2004, and earnings per share would have been HK$0.33.

The Directors have declared an interim dividend of HK$0.14 per share, which is the same as last year. As with previous dividend payments, a scrip dividend option will be offered to all shareholders with Hong Kong addresses. The Company's majority shareholder, the Financial Secretary Incorporated (FSI), has agreed to extend scrip dividend arrangements for three years up to and including dividends declared for the Company's financial year ending 31 December 2006. Hence, the FSI will elect to receive all or part of its entitlement to dividends in form of shares to the extent necessary to ensure that a maximum of 50% of MTR Corporation's dividend will be paid in cash.

The Group's balance sheet remained strong. Shareholders' funds increased to HK$64,214 million from retained profit, and an increase in equity from the re-investment of scrip dividends by Government and other shareholders. Major capital expenditures during the first half year related to the Disneyland Resort Line, the Tung Chung Cable Car project and other capital improvement projects. During the period, gross borrowings of the Group reduced from HK$30,378 million to HK$29,153 million, and the gross debt-to-equity ratio improved from 49.1% to 45.4%. Netting off the cash balances, the Group's net debt-to-equity ratio as at 30 June 2005 was 45.1% as compared with 48.6% as at 31 December 2004.

The Group's net cash inflow generated from railway and related activities increased to HK$2,562 million for the first half of 2005 from HK$2,301 million for the same period in 2004. Cash receipts from property development projects increased significantly to HK$2,332 million from HK$1,023 million in the first half of 2004. Outflows for capital project payments and interest expenses amounted to HK$2,316 million and HK$721 million respectively. After dividend payments of HK$755 million and other minor movements, the net cash generated increased to HK$1,044 million from HK$285 million in the comparable period in 2004. The net cash outflow, after net loan repayment of HK$1,122 million, was HK$78 million compared to net outflow of HK$3 million in 2004.

Financing activities

The Group successfully launched a number of Hong Kong dollar bonds totaling HK$1.5 billion between April and June, comprising a HK$500 million 10-year note and two HK$500 million 15-year notes with coupon rates of respectively 4.5%, 4.28% and 4.75%. These transactions not only provide cost attractive fixed rate funds but also help to extend further the Company's debt maturity profile.

To take advantage of the strong liquidity and tight credit spreads in the banking market, the Group also entered into a number of 7-year and 10-year bilateral facilities totaling HK$2.8 billion with some of our key relationship banks. These new facilities increased the Group's total undrawn committed banking facilities to HK$7.6 billion as of the end of June 2005, which would provide sufficient cover for our anticipated funding needs well into the second quarter of 2006.

We continued to manage our debt portfolio prudently in accordance with the Company's Preferred Financing Model to achieve a well-balanced debt profile with adequate risk diversification and forward coverage. As at 30 June 2005, our outstanding borrowings had a well-balanced spread of maturities, with 21% repayable within 2 years, 29% between 2 and 5 years, and 50% beyond 5 years. 66% of our borrowings were based on fixed interest rates, and over 99% of our borrowings were either denominated in or hedged into Hong Kong dollars.

Despite higher short-term interest rates since the second half of last year, the Group's borrowing cost increased only slightly to 5% during the first half of 2005 from 4.8% in the same period last year, due to our prudent level of fixed rate debt and the attractive terms of the new financings.

Human resources

Guided by the new Vision, Mission and Core Values that were introduced in 2004, the Company saw continued improvement in staff productivity during the first half of 2005, with staff numbers declining slightly to 6,511 as at 30 June 2005.

Outlook

Despite higher oil prices and increasing interest rates, barring unforeseen circumstances, we expect economic conditions in Hong Kong to remain favourable in the second half of the year.

Our rail business should continue to benefit from a favourable economic environment in Hong Kong as well as the additional passengers from the recently opened Disneyland Resort Line. Likewise, our station commercial and related businesses should also benefit from the economy, although the rate of growth is likely to moderate due to the already strong performance in the second half of 2004 and termination of the telecommunications contract mentioned earlier.

Our property rental business should improve with the full occupancy of our shopping centres and Two IFC as well as higher rental renewals and turnover rent, although at a more moderate rate. Our property management business is also expected to grow with the scheduled addition of 2,021 residential units from Le Bleu, Caribbean Coast Towers 9 to 12, and No. 8 Clear Water Bay Road to our portfolio in the second half of 2005.

In our property development business, as mentioned at the time of our 2004 annual results, the bulk of such property development income for the second half of 2005 will come from properties along the Airport Railway. More specifically, depending on the progress of construction and pre-sales, we expect to recognise a significant portion of the remaining HK$4.4 billion of deferred income over the next year and a half to two years. If Occupation Permit of The Arch in Kowloon Station is issued prior to year-end, we will recognise income from that development this year, and not next year as previously expected. In Tseung Kwan O, we expect to recognise profits from the small 390 residential units development, Central Heights (Area 57a), in the second half of the year. The timing of recognition of other property development profits would be dependent on construction progress, pre-sale results and the issuance of Occupation Permit.

Mr. Phil Gaffney, Managing Director – Operations & Business Development, announced his wish to retire from the Company effective December 2005 after 28 years of dedicated service. MTR Corporation is indebted to the valuable contribution from Phil over these many years. We are pleased that after retirement Phil has agreed to continue to give us advice in our international business particularly in Europe. On Phil's retirement, Mr. Andrew McCusker will take over as Acting Operations Director. Andrew has been with MTR Corporation for over 18 years and since 1 March 2004 has been Deputy Operations Director. Finally, I take this opportunity to thank my fellow Directors, management and all staff of the Company as well as our other stakeholders for their support.



C K Chow, *Chief Executive Officer*
Hong Kong, 2 August 2005

Corporate Governance

The Company is committed to ensuring high standards of corporate governance in the interests of shareholders and devotes considerable effort to identifying and formalising best practices.

Code on Corporate Governance Practices (the "Code")

The Company has complied throughout the half-year ended 30 June 2005 with the Code Provisions set out in the Code contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") except that, with respect to Code Provision A.4.1, non-executive Directors of the Company are not appointed for a specific term but are subject (save for those appointed pursuant to Section 8 of the Mass Transit Railway Ordinance (Cap. 556 of the Laws of Hong Kong) (the "MTR Ordinance")) to retirement by rotation and re-election at the Company's annual general meetings in accordance with Articles 87 and 88 of the Company's Articles of Association. Dr. Raymond Ch'ien Kuo-fung, a member of the Board, was appointed as the non-executive Chairman of the Company with effect from 21 July 2003 for a term of three years.

A person may be appointed as a member of the Board at any time either by the shareholders in general meeting or by the Board upon recommendation of the Nominations Committee of the Company. Directors who are appointed by the Board must retire at the conclusion of the first annual general meeting after their appointment. A Director who retires in this way is eligible for election at that annual general meeting, but is not taken into account when deciding which and how many Directors should retire by rotation. In either case, the Directors so elected and appointed are eligible for re-election and re-appointment. At each annual general meeting of the Company, one third of the Directors (or, if the number of Directors is not divisible by three, such number as is nearest to and less than one third) must retire as Directors by rotation.

The Chief Executive of the Hong Kong Special Administrative Region of the People's Republic of China ("HKSAR") may, pursuant to Section 8 of the MTR Ordinance, appoint up to three persons as "additional Directors". Directors appointed in this way may not be removed from office except by the Chief Executive of the HKSAR. These Directors are not subject to any requirement to retire by rotation nor will they be counted in the calculation of the number of Directors who must retire by rotation. In all other respects, "additional Directors" are treated for all purposes in the same way as other Directors. As there are currently nine Directors subject to the requirement to retire by rotation, and one third of them shall retire at each annual general meeting of the Company (subject to re-election by the shareholders), each of these Directors is effectively appointed for a term of approximately three years.

Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code")

The Company has adopted the Model Code set out in Appendix 10 of the Listing Rules. The Company, having made specific enquiry, confirms that members of the Board and the Executive Directorate complied throughout the half-year ended 30 June 2005 with the Model Code. Senior managers who, because of their office in the Company, are likely to be in possession of unpublished price sensitive information, have been requested to comply with the provisions of the Model Code.

Audit Committee

The Audit Committee meets four times each year with the purpose of monitoring the integrity of the Group's financial statements and to consider the nature and scope of internal and external audit reviews. It also assesses the effectiveness of the systems of internal control. All the members of the Audit Committee are non-executive Directors, namely T. Brian Stevenson (chairman), Professor Cheung Yau-kai and the Commissioner for Transport (Robert Charles Law Footman who ceased to be the Commissioner for Transport with effect from 18 June 2005 and Alan Wong Chi-kong who was appointed Commissioner for Transport with effect from 18 June 2005). Mr. Stevenson and Professor Cheung are also independent non-executive Directors.

Remuneration Committee

The Remuneration Committee meets regularly to consider human resources issues, including the terms and conditions of employment, remuneration and retirement benefits of the Chairman, the Chief Executive Officer and members of the Executive Directorate. All the members of the Remuneration Committee are non-executive Directors, namely Edward Ho Sing-tin (chairman), T. Brian Stevenson and Frederick Ma Si-hang. Mr. Ho and Mr. Stevenson are also independent non-executive Directors.

Nominations Committee

The Nominations Committee carries out the process of nominating and recommending candidates to fill vacancies on the Board of Directors. All the members of the Nominations Committee are non-executive Directors, namely David Gordon Eldon (chairman), Lo Chung-hing and the Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung). Mr. Eldon and Mr. Lo are also independent non-executive Directors.

Independent Committee

The Board is committed to looking after the interests of independent shareholders of the Company, and for this purpose, an independent committee of the Board (the "Independent Committee"), chaired by Edward Ho Sing-tin, together with Professor Cheung Yau-kai, Christine Fang Meng-sang, Lo Chung-hing and T. Brian Stevenson, has been established to consider and review terms of any possible merger between the Company and Kowloon-Canton Railway Corporation, and advise independent shareholders whether they are fair and reasonable. All members of the Independent Committee are independent non-executive Directors of the Company.

Board Members' and Executive Directorate's Interests in Shares

As at 30 June 2005, the interests or short positions of the members of the Board of Directors and the Executive Directorate in the shares, underlying shares and debentures of the Company (within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) ("SFO")) as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited ("HKSE") pursuant to the Model Code were as follows:

Long Positions in Shares and Underlying Shares of the Company

	Number of Ordinary Shares held			Derivatives			
				Share Options	Other		
Member of the Board of Directors or Executive Directorate	Personal* interests	Family† interests	Corporate interests	Personal* interests	Personal* interests	Total interests	Percentage of aggregate interests to total issued share capital
Chow Chung-kong	–	–	–	–	700,000 (Note 1)	700,000	0.01283
T. Brian Stevenson	4,545	–	–	–	–	4,545	0.00008
Christine Fang Meng-sang	1,675	–	–	–	–	1,675	0.00003
Philip Gaffney	46,611	614	–	416,000 (Note 2)	–	463,225	0.00849
Russell John Black	52,311	–	–	–	–	52,311	0.00096
William Chan Fu-keung	46,233	–	–	317,500 (Note 2)	–	363,733	0.00667
Thomas Ho Hang-kwong	52,236	2,524	–	321,000 (Note 2)	–	375,760	0.00689
Lincoln Leong Kwok-kuen	23,000	–	23,000 (Note 3)	1,043,000 (Note 4)	–	1,089,000	0.01996

Notes:

1. Chow Chung-kong has a derivative interest in respect of 700,000 shares in the Company within the meaning of Part XV of the SFO. That derivative interest represents Mr. Chow's entitlement to receive 700,000 shares in the Company (or their equivalent value in cash) on completion of his three-year contract (on 30 November 2006).
2. Further details of the above share options are set out in the table below showing details of the options to subscribe for ordinary shares granted under the Pre-Global Offering Share Option Scheme.
3. The 23,000 shares are held by Linsan Investment Ltd., a private limited company beneficially wholly owned by Lincoln Leong Kwok-kuen.
4. Further details of the above share options are set out in the table below showing details of the options to subscribe for ordinary shares granted under the New Joiners Share Option Scheme.

* Interests as beneficial owner

† Interests of spouse or child under 18 as beneficial owner

Options to subscribe for Ordinary Shares granted under the Pre-Global Offering Share Option Scheme

Executive Directorate and eligible employees	Date granted	No. of options granted	Period during which rights exercisable (day/month/year)	Options outstanding as at 1 January 2005	Options vested during the period	Options lapsed during the period	Options exercised during the period	Price per share paid on exercise of options (HK$)	Options outstanding as at 30 June 2005	Weighted average closing price of shares immediately before the date(s) on which options were exercised (HK$)
Philip Gaffney	20/9/2000	1,066,000	5/4/2001 – 11/9/2010	416,000	–	–	–	–	416,000	–
William Chan Fu-keung	20/9/2000	1,066,000	5/4/2001 – 11/9/2010	317,500	–	–	–	–	317,500	–
Thomas Ho Hang-kwong	20/9/2000	1,066,000	5/4/2001 – 11/9/2010	321,000	–	–	–	–	321,000	–
Other eligible employees	20/9/2000	40,343,000	5/4/2001 – 11/9/2010	16,151,500	–	–	4,129,000	8.44	12,022,500	13.14

Notes:

1. The exercise price of the share options is HK$8.44 per share.
2. None of the share options was cancelled during the period.
3. All of the above share options were vested on 5 October 2003. The proportion of underlying shares in respect of which the share options have vested is as follows:

Date	Proportion of underlying shares in respect of which an option is vested
Before 5 October 2001	none
5 October 2001 to 4 October 2002	one-third
5 October 2002 to 4 October 2003	two-thirds
After 4 October 2003	all

Options to subscribe for Ordinary Shares granted under the New Joiners Share Option Scheme

Executive Directorate and eligible employees	Date granted	No. of options granted	Period during which rights exercisable (day/month/year)	Options outstanding as at 1 January 2005	Options vested during the period	Options lapsed during the period	Options exercised during the period	Price per share paid on exercise of options (HK$)	Options outstanding as at 30 June 2005	Weighted average closing price of shares immediately before the date(s) on which options were exercised (HK$)
Lincoln Leong Kwok-kuen	1/8/2003	1,066,000	14/7/2004 – 14/7/2013	1,066,000	–	–	23,000	9.75	1,043,000	14.10
Other eligible employees	1/8/2003	495,200	14/7/2004 – 14/7/2013	495,200	–	–	31,500	9.75	463,700	14.60

Notes:

1. The exercise price of the share options is HK$9.75 per share.
2. None of the share options was cancelled during the period.
3. The proportion of underlying shares in respect of which the above share options will vest is as follows:

Date	Proportion of underlying shares in respect of which an option is vested
Before the first anniversary of the date of offer of the option (the "Offer Anniversary")	none
From the first Offer Anniversary to the date immediately before the second Offer Anniversary	one-third
From the second Offer Anniversary to the date immediately before the third Offer Anniversary	two-thirds
From the third Offer Anniversary and thereafter	all

Save as disclosed above:

A none of the members of the Board of Directors or Executive Directorate of the Company had any interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO); and

B during the six months ended 30 June 2005, no member of the Board of Directors or Executive Directorate nor any of their spouses or children under 18 years of age held any rights to subscribe for equity or debt securities of the Company nor had there been any exercises of any such rights by any of them,

as recorded in the register kept by the Company under section 352 of the SFO or otherwise notified to the Company and the HKSE pursuant to the Model Code.

Substantial Shareholders' Interests

Set out below is the name of the party which was interested in 5 per cent. or more of the nominal value of the share capital of the Company and the respective relevant numbers of shares in which it was interested as at 30 June 2005 as recorded in the register kept by the Company under section 336 of the SFO:

Name	No. of Ordinary Shares	Percentage of Ordinary Shares to total issued share capital
The Financial Secretary Incorporated (in trust on behalf of the Government)	4,174,410,699	76.51

The Company has been informed by the Government that, as at 30 June 2005, approximately 1.47% of the shares of the Company were held for the account of the Exchange Fund. The Exchange Fund is a fund established under the Exchange Fund Ordinance (Cap. 66 of the Laws of Hong Kong) under the control of the Financial Secretary.

Loan Agreements with Covenant Relating to Specific Performance of the Controlling Shareholder

As at 30 June 2005, the Group had borrowings of HK$28,665 million with maturities ranging from 2005 to 2020 and undrawn committed and uncommitted banking and other facilities of HK$12,569 million that were subject to the Government, being the Company's controlling shareholder, owning more than half in nominal value of the voting shares of the Company during the lives of the borrowings and the undrawn facilities. Otherwise, immediate repayment of borrowings may be demanded and cancellation of undrawn facilities may result.

Purchase, Sale or Redemption of Own Securities

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of its listed securities during the six months ended 30 June 2005.

Closure of Register of Members

The Register of Members of the Company will be closed from 26 August 2005 to 1 September 2005 (both dates inclusive), during which period no transfer of shares can be registered. In order to qualify for the interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Registrar, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration no later than 4:00 p.m. on 25 August 2005. The 2005 interim dividend is expected to be paid on or about 27 October 2005 to shareholders whose names appear on the Register of Members of the Company on 1 September 2005.

Key shareholder information

Financial calendar 2005

Announcement of 2005 interim results	2 August
Last day to register for 2005 interim dividend	25 August
Book closure period	26 August to 1 September
2005 interim dividend payment date	on or about 27 October
Financial year end	31 December

Registered office

MTR Corporation Limited
MTR Tower, Telford Plaza, Kowloon Bay, Hong Kong
Telephone: (852) 2993 2111 Facsimile: (852) 2798 8822

Website

www.mtr.com.hk

Share information

Listing

MTR Corporation Limited's shares are listed on The Stock Exchange of Hong Kong. In addition, shares are traded in the United States through an American Depository Receipt (ADR) Level 1 Programme sponsored by JP Morgan Chase Bank. The shares are also quoted on the London SEAQ International System.

Ordinary shares (as at 30 June 2005):
Shares outstanding: 5,456,304,922 shares
Hong Kong SAR Government shareholding: 4,174,410,699 shares (76.51%)
Free float: 1,281,894,223 shares (23.49%)
Nominal value: HK$1 per share
Market Capitalisation (as at 30 June 2005): HK$81,845 million

Dividend Policy

Subject to the financial performance of the Company, we expect to pay two dividends each financial year with interim and final dividends payable around October and June respectively, with the interim dividend representing approximately one third of the total dividends to be paid for the entire year.

Dividend per share (in HK$)

2003 Final Dividend	0.28
2004 Interim Dividend	0.14
2004 Final Dividend	0.28
2005 Interim Dividend	0.14

ADR Level 1 Programme

Ordinary share to ADR ratio	10:1
Depository Bank	JP Morgan Chase Bank 40th Floor, One Chase Manhattan Plaza New York, NY 10081 USA

Index Constituent

MTR Corporation Limited is a constituent of the following indices:
Hang Seng Index Series
MSCI Index Series
FTSE All-World Hong Kong Index
FTSE4Good Global Index
Dow Jones Sustainability World Index

Stock codes

Ordinary Shares

The Stock Exchange of Hong Kong	66
Reuters	0066.HK
Bloomberg	66 HK
CUSIP Reference Number	Y5896Y104
Sedol Reference Number	6290054
ADR Level 1 Programme	MTRJY

Interim report 2005

Our interim report is available in both English and Chinese. Shareholders can obtain copies by writing to:
Computershare Hong Kong Investor Services Limited
46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong

If you are not a shareholder, please write to:
Corporate Relations Department, MTR Corporation Limited
MTR Tower, Telford Plaza, Kowloon Bay, Hong Kong

Our annual/interim reports and accounts are also available online at our corporate website at www.mtr.com.hk

Shareholder services

Any matters relating to your shareholding, such as transfer of shares, change of name or address, and loss of share certificates should be addressed in writing to the Registrar:
Computershare Hong Kong Investor Services Limited, Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong
Telephone: (852) 2862 8628 Facsimile: (852) 2529 6087

Shareholder enquiries

Our enquiry hotline is operational during normal office hours:
Telephone: (852) 2881 8888

Investor relations

For enquiries from institutional investors and securities analysts, please contact:
Investor Relations Department, MTR Corporation Limited
MTR Tower, Telford Plaza, Kowloon Bay, Hong Kong
Email: investor@mtr.com.hk

Consolidated profit and loss account

for the half-year ended 30 June *in HK$ million*	Note	**2005** (Unaudited)	2004 (Unaudited and restated)
Fare revenue		**2,988**	2,871
Station commercial and other revenue		**754**	579
Rental and management income		**643**	537
Turnover		**4,385**	3,987
Staff costs and related expenses		**(740)**	(774)
Energy and utilities		**(250)**	(252)
Operational rent and rates		**(45)**	(34)
Stores and spares consumed		**(51)**	(54)
Repairs and maintenance		**(235)**	(244)
Railway support services		**(37)**	(36)
Expenses relating to station commercial and other businesses		**(162)**	(128)
Property ownership and management expenses		**(101)**	(94)
Project study and business development expenses		**(72)**	(29)
General and administration expenses		**(78)**	(70)
Other expenses		**(73)**	(63)
Operating expenses before depreciation		**(1,844)**	(1,778)
Operating profit from railway and related operations before depreciation		**2,541**	2,209
Profit on property developments	3	**1,520**	1,153
Operating profit before depreciation		**4,061**	3,362
Depreciation		**(1,362)**	(1,244)
Operating profit before interest and finance charges		**2,699**	2,118
Interest and finance charges		**(634)**	(743)
Change in fair value of investment properties	4	**1,015**	–
Share of profit/(loss) of non-controlled subsidiary and associate	5	**19**	20
Profit before taxation		**3,099**	1,395
Income tax	6	**(493)**	(222)
Profit attributable to shareholders		**2,606**	1,173
Dividend	7		
Interim dividend declared after the balance sheet date		**764**	750
Earnings per share:	8		
– Basic		**HK$0.48**	HK$0.22
– Diluted		**HK$0.48**	HK$0.22

The notes on pages 24 to 35 form part of this interim financial report.

Consolidated balance sheet

in HK$ million	Note	At 30 June 2005 (Unaudited)	At 31 December 2004 (Audited and restated)
Assets			
Fixed assets			
– Investment properties		**18,046**	16,687
– Other property, plant and equipment		**82,309**	83,005
		100,355	99,692
Railway construction in progress		**1,441**	962
Property development in progress		**2,752**	2,088
Deferred expenditure		**174**	243
Prepaid premium for land leases		**614**	621
Interest in non-controlled subsidiary		**88**	63
Deferred tax assets		**17**	15
Investments in held-to-maturity securities		**212**	202
Staff housing loans		**39**	47
Properties held for sale		**339**	815
Derivative financial assets	11	**525**	–
Stores and spares		**247**	248
Debtors, deposits and payments in advance	12	**1,094**	1,276
Amounts due from the Government and other related parties	13	**151**	133
Cash and cash equivalents		**197**	269
		108,245	106,674
Liabilities			
Bank overdrafts		**17**	11
Short-term loans		**137**	–
Creditors, accrued charges and provisions	14	**2,878**	3,037
Current taxation		**7**	3
Contract retentions		**182**	240
Amounts due to the Government and other related parties	13	**15**	1
Loans and obligations under finance leases	15	**28,999**	30,367
Derivative financial liabilities	11	**233**	–
Deferred liabilities		**115**	109
Deferred income		**4,539**	4,638
Deferred tax liabilities		**6,901**	6,368
		44,023	44,774
Net assets		**64,222**	61,900
Equity			
Share capital, share premium and capital reserve	16	**37,058**	36,269
Other reserves	17	**27,156**	25,623
Total equity attributable to equity holders of the Company		**64,214**	61,892
Minority interests		**8**	8
Total equity		**64,222**	61,900

The notes on pages 24 to 35 form part of this interim financial report.

Consolidated statement of changes in equity

for the half-year ended 30 June *in HK$ million*	Note	**2005 (Unaudited)**	2004 (Unaudited and restated)
Total equity as at 1 January as previously reported			
Attributable to:			
– Equity holders of the Company		**63,499**	57,292
– Minority interests (as previously presented separately from liabilities and equity)		**8**	8
		63,507	57,300
Prior period adjustments on effects of changes in accounting policies	17	**(1,607)**	(1,169)
		61,900	56,131
Effect of adoption of new accounting policy with respect to financial instruments	17	**124**	–
Total equity as at 1 January as restated		**62,024**	56,131
Effective portion of changes in fair value of cash flow hedges	17	**80**	–
Surplus on revaluation of self-occupied office land and buildings, net of deferred tax		**231**	–
Employee share-based payments		**1**	1
Net income recognised directly in equity		**312**	1
Net profit for the period, as previously reported			1,175
Prior period adjustments on effects of changes in accounting policies	2		(2)
Net profit for the period (2004: as restated)		**2,606**	1,173
Total recognised profit for the period		**2,918**	1,174
Dividend paid during the period	7	**(1,509)**	(1,481)
Shares issued during the period	16		
– Employee Share Option Scheme		**35**	52
– Scrip Dividend Scheme		**754**	740
		789	792
Total equity as at 30 June		**64,222**	56,616
Total recognised profit for the period attributable to:			
– Equity holders of the Company		**2,918**	1,174
– Minority interests		**–**	–
		2,918	1,174

The notes on pages 24 to 35 form part of this interim financial report.

Consolidated cash flow statement

for the half-year ended 30 June *in HK$ million*		2005 (Unaudited)		2004 (Unaudited and restated)
Cash flows from operating activities				
Operating profit from railway and related operations before depreciation	**2,541**		2,209	
Adjustments for:				
Decrease in provision for obsolete stock	**(4)**		(10)	
Loss on disposal of fixed assets	**7**		4	
Project study expenses	**–**		29	
Amortisation of deferred income from lease transaction	**(3)**		(3)	
Amortisation of prepaid premium for land leases	**7**		7	
Reduction in fair value of derivative instruments	**8**		–	
Increase in provision for employee share-based payments	**3**		2	
(Decrease)/Increase in provision for exchange translation	**(3)**		5	
Operating profit from railway and related operations before working capital changes	**2,556**		2,243	
Decrease/(Increase) in debtors, deposits and payments in advance	**5**		(55)	
Decrease/(Increase) in stores and spares	**6**		(7)	
(Decrease)/Increase in creditors, accrued charges and provisions	**(2)**		121	
Cash generated from operations	**2,565**		2,302	
Overseas tax paid	**(3)**		(1)	
Net cash generated from operating activities		**2,562**		2,301
Cash flows from investing activities				
Capital expenditure				
– Tseung Kwan O Extension Project	**(94)**		(64)	
– Disneyland Resort Line	**(164)**		(383)	
– Tung Chung Cable Car Project	**(252)**		(182)	
– Tseung Kwan O property development project	**(1,183)**		(34)	
– Purchase of assets and other capital projects	**(623)**		(1,023)	
Merger studies	**(13)**		(16)	
Receipts from property developers	**1,501**		266	
Proceeds from properties sold	**831**		757	
Held-to-maturity debt securities				
– Payment for purchase	**(53)**		–	
– Proceeds from redemption	**43**		–	
Loan to associate	**(10)**		–	
Principal repayments under Staff Housing Loan Scheme	**8**		8	
Net cash used in investing activities		**(9)**		(671)
Cash flows from financing activities				
Shares issued	**35**		52	
Drawdown of loans	**652**		1,769	
Proceeds from issuance of capital market instruments	**993**		4,610	
Repayment of loans	**(1,317)**		(3,302)	
Redemption of capital market instruments	**(1,450)**		(3,365)	
Reduction in capital element of finance lease	**(59)**		(55)	
Collection of refundable deposits and asset replacement reserve funds	**4**		6	
Interest paid	**(721)**		(619)	
Interest received	**9**		5	
Interest element of finance lease rental payments	**(16)**		(20)	
Finance charges paid	**(6)**		(10)	
Dividend paid	**(755)**		(704)	
Net cash used in financing activities		**(2,631)**		(1,633)
Net decrease in cash and cash equivalents		**(78)**		(3)
Cash and cash equivalents at 1 January		**258**		364
Cash and cash equivalents at 30 June		**180**		361
Analysis of the balances of cash and cash equivalents				
Cash and cash equivalents		**197**		367
Bank overdrafts		**(17)**		(6)
		180		361

The notes on pages 24 to 35 form part of this interim financial report.

1 Basis of preparation

This interim financial report is unaudited, but has been reviewed by KPMG in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports", issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). KPMG's independent review report to the Board of Directors is set out on page 36. In addition, this interim financial report has been reviewed by the Company's Audit Committee.

This interim financial report has been prepared in accordance with the requirements of the Main Board Listing Rules of The Stock Exchange of Hong Kong Limited, including compliance with Hong Kong Accounting Standard ("HKAS") 34 "Interim financial reporting" issued by the HKICPA.

The financial information relating to the financial year ended 31 December 2004 included in the interim financial report does not constitute the Company's statutory accounts for that financial year but is derived from those accounts. Statutory accounts for the year ended 31 December 2004, on which the auditors have expressed an unqualified opinion on those accounts in their report dated 1 March 2005, are available from the Company's registered office.

With effect from 1 January 2005, all Hong Kong Financial Reporting Standards ("HKFRSs") issued by the HKICPA have been converged with International Financial Reporting Standards ("IFRSs") issued by the International Accounting Standards Board ("IASB"). As a result, the HKICPA has aligned HKFRSs with the requirements of IFRSs in all material respects from the same date. These interim accounts have been prepared in accordance with all HKFRSs applicable to the Company, its subsidiaries and associates (the "Group"), and changes in accounting policies from those adopted in the 2004 annual accounts are disclosed in note 2.

The notes on the interim financial report include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the issuance of the 2004 annual accounts.

2 Adoption of new Hong Kong Financial Reporting Standards

A The Group has adopted all HKFRSs (which include all HKASs, Interpretations issued by the Standing Interpretations Committee of IASB ("HK(SIC)-Ints") and Interpretations issued by the HKICPA ("HK-Ints")) issued up to 30 June 2005 pertinent to its operations. The applicable HKFRSs are set out below and the interim financial report for the half-year period ended 30 June 2004 has been restated in accordance with the relevant requirements except for HKAS 39 which is adopted prospectively as of 1 January 2005.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 11	Construction Contracts
HKAS 12	Income Taxes
HKAS 14	Segment Reporting
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 18	Revenue
HKAS 19	Employee Benefits
HKAS 20	Accounting for Government Grants and Disclosure of Government Assistance
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 31	Investments in Joint Ventures
HKAS 32	Financial Instruments: Disclosure and Presentation
HKAS 33	Earnings Per Share
HKAS 34	Interim Financial Reporting
HKAS 36	Impairment of Assets
HKAS 37	Provisions, Contingent Liabilities and Contingent Assets
HKAS 39	Financial Instruments: Recognition and Measurement

2 Adoption of new Hong Kong Financial Reporting Standards (continued)

HKAS 40	Investment Property
HKFRS 2	Share-based Payment
HKFRS 3	Business Combinations
HK(SIC)-Int 15	Operating Leases – Incentives
HK(SIC)-Int 21	Income Taxes – Recovery of Revalued Non-Depreciable Assets
HK(SIC)-Int 27	Evaluating the Substance of Transaction Involving the Legal Forms of a Lease
HK-Int 2	The Appropriate Accounting Policies for Hotel Properties
HK-Int 3	Revenue – Pre-completion Contracts for the Sale of Development Properties
HK-Int 4	Leases – Determination of the Length of Lease Term in respect of Hong Kong Land Leases

The adoption of the above new HKFRSs has the following impacts on the Group's accounting policies:

(i) The adoption of HKASs 1, 2, 7, 8, 10, 11, 12, 14, 16, 18, 19, 20, 21, 23, 24, 27, 31, 33, 34, 36, 37, HKFRS 3, HK(SIC)-Ints 15, 27 and HK-Ints 3, 4 do not result in substantial changes to the Group's accounting policies. In summary:

- HKAS 1 affects certain presentation and disclosure of the accounts;
- HKASs 2, 8, 16 and 27 affect certain disclosure of the accounts; and
- HKASs 7, 10, 11, 12, 14, 18, 19, 20, 21, 23, 24, 31, 33, 34, 36, 37, HKFRS 3, HK(SIC)-Ints 15, 27 and HK-Ints 3, 4 do not have any impact as the Group's accounting policies already comply with those standards.

(ii) The adoption of HKAS 17 has resulted in a change in accounting policy relating to leasehold land. Leasehold land and buildings were previously accounted for as finance leases and were stated at cost or valuation less accumulated depreciation. In accordance with HKAS 17, a lease of land and building should be split into a lease of land and a lease of building according to their fair value at inception. A lease of land is an operating lease and a lease of building is a finance lease unless the two elements can not be allocated reliably, in which case the entire lease is classified as a finance lease. Pursuant to these requirements, the land premium paid for distinguishable leasehold land is accounted for as an operating lease and amortised over its unexpired lease term, whereas undistinguishable leasehold land and building is stated collectively at valuation less accumulated depreciation.

(iii) The adoption of HKASs 32 and 39 has resulted in a change in accounting policy for recognition, measurement and disclosure of financial instruments. Prior to 1 January 2005, derivatives of the Group were not recorded on the balance sheet based on the then prevailing accounting standards. In accordance with the provisions of HKAS 39, all derivatives have been recognised at their fair value on the balance sheet on 1 January 2005. Subject to meeting the requirements to qualify for hedge accounting, those underlying financial liabilities, such as loans that are designated as hedged items for fair value hedges, have been revalued at their fair values with corresponding adjustments made to their carrying amounts on the balance sheet. Depending on the type of hedging relationship, subsequent changes in fair value of derivatives and hedged items are to be charged to the profit and loss account or directly transferred to hedging reserve.

(iv) The adoption of HKAS 40 has resulted in a change in accounting policy for the Group's investment properties. In prior years, increases in the valuation of investment property were credited to the investment property revaluation reserve while decreases in the valuation of investment property were firstly set off against the surplus of the investment property revaluation reserve and thereafter charged to the profit and loss account. Following the adoption of HKAS 40, all changes in valuation of the investment property are to be recognised in the profit and loss account.

(v) The adoption of HKFRS 2 has resulted in a change in accounting policy for employee share options and other share-based payments. Prior to this, the provision of share options and share-based payments to employees did not result in a charge to profit and loss account. Following the adoption of HKFRS 2, the fair value of share options and share-based payments at grant date are amortised over the relevant vesting periods to the profit and loss account.

(vi) The adoption of HK(SIC)-Int 21 has resulted in a change in accounting policy for the deferred tax treatment on the Group's investment properties. Prior to 1 January 2005, deferred tax on changes in fair value of investment properties arising from revaluation was not provided on the basis that the recovery of the carrying amount would be through sale and was calculated at the tax rate applicable on eventual sale, which in Hong Kong is nil. Following the adoption of HK(SIC)-Int 21, the deferred tax arising from revaluation of the investment properties is required to be valued on the basis that the recovery of the carrying amount of the properties would be through use and calculated at the profits tax rate and is charged to the profit and loss account.

(vii) The adoption of HK-Int 2 has resulted in a change in accounting policy on depreciation of the Group's rails assets. In prior years, certain rails assets subject to continuous repair and maintenance had been carried at historical cost without depreciation as those assets are being maintained in their perfect working conditions, while the related repair and maintenance and replacement cost of which was charged to the profit and loss account as revenue expenses. Following the implementation of HK-Int 2, depreciation is provided on such rails assets and charged to the profit and loss account while rail replacement cost is capitalised and depreciated.

2 Adoption of new Hong Kong Financial Reporting Standards (continued)

B (i) Pursuant to HKAS 8 (which outlines the disclosure requirements when a change in accounting policy has a material effect on the current and prior periods presented), the Group has retrospectively restated the opening balances of the retained profits as at 1 January 2004 and 2005 to take into account the effects of changes in the above accounting policies, except for HKASs 32 and 39 and HK-Int 2 (notes 2B(ii) and (iii)) which are applied prospectively. The previously reported net profit for the six months ended 30 June 2004 and for the year ended 31 December 2004 have also been adjusted. These effects are summarised as follows:

	Effects of adopting				
in HK$ million	HKAS 17	HKAS 40	HKFRS 2	HK(SIC)-Int 21	Total
Effects on periods prior to 2004:					
Decrease in depreciation	98	–	–	–	98
Increase in land lease expense	(98)	–	–	–	(98)
Revaluation gain on investment properties	–	6,682	–	–	6,682
Increase in deferred tax	–	–	–	(1,169)	(1,169)
Increase in retained profits	–	6,682	–	(1,169)	5,513
Effects on 2004:					
(a) 6 months ended 30 June 2004					
Decrease in depreciation	7	–	–	–	7
Increase in land lease expense	(7)	–	–	–	(7)
Increase in staff costs and related expenses for share option schemes	–	–	(2)	–	(2)
	–	–	(2)	–	(2)
(b) 6 months ended 31 December 2004					
Decrease in depreciation	7	–	–	–	7
Increase in land lease expense	(7)	–	–	–	(7)
Revaluation gain on investment properties	–	2,486	–	–	2,486
Increase in deferred tax	–	–	–	(435)	(435)
Increase in staff costs and related expenses for share option schemes	–	–	(2)	–	(2)
	–	2,486	(2)	(435)	2,049
Increase in profit for the year ended 31 December 2004*	–	2,486	(4)	(435)	2,047
Increase in retained profits as at 31 December 2004	–	9,168	(4)	(1,604)	7,560

* *Restated profit for the year ended 31 December 2004 is HK$6,543 million, after taking into account the prior year adjustments of HK$2,047 million due to changes in accounting policies.*

(ii) Following the prospective adoption of HKAS 39 from 1 January 2005, the following adjustments were made on the same date:

- recognise derivatives at fair value on the balance sheet on 1 January 2005 and adjust the balance to retained profits (note 17), except for those qualified for effective cash flow hedges which are recognised in the hedging reserve directly; and
- revalue those financial assets or financial liabilities that should be valued at fair value and those that should be valued at amortised cost and adjust the balance to retained profits at 1 January 2005.

As a result of the adoption of HKAS 39, profit for the six months ended 30 June 2005 is estimated to be increased by approximately HK$29 million.

(iii) With regard to HK-Int 2, the Company has conducted an assessment of the financial implications of this new interpretation to its accounts and concluded that the impact was not significant and thus no prior period adjustment was considered necessary. The new accounting policy is to be applied prospectively.

Profit for the six months ended 30 June 2005 is estimated to be increased by approximately HK$1 million in this regard.

3 Profit on property developments

Profit on property developments includes cost of properties sold of HK$514 million *(2004: HK$283 million).*

4 Change in fair value of investment properties

All of the Group's investment properties were revalued on 30 June 2005 by an independent firm of surveyors, DTZ Debenham Tie Leung, who have among their staff Members of The Hong Kong Institute of Surveyors, at open market value. The 2004 comparative figure was not provided as no property revaluation was conducted for the 2004 interim financial report. Prior to interim closing in 2004, an internal assessment conducted on all investment properties indicated that the potential change in fair value from their valuation as at 31 December 2003 was not material, hence no revaluation was considered necessary for the 2004 interim financial report.

A revaluation was conducted on all of the Group's investment properties at 31 December 2004 by the same firm of surveyors, DTZ Debenham Tie Leung, which resulted in a surplus of HK$2,486 million over the properties' 2003 year-end valuation. Such surplus was taken directly to investment property revaluation reserve in the 2004 annual accounts and the accumulated revaluation surplus was restated as retained profits on 1 January 2005 (note 2B(i)) upon adoption of HKAS 40 on the same date.

5 Share of profit/(loss) of non-controlled subsidiary and associate

Share of profit/(loss) of non-controlled subsidiary and associate comprises:

in HK$ million	**Half-year ended 30 June 2005 (Unaudited)**	Half-year ended 30 June 2004 (Unaudited)
Share of profit of non-controlled subsidiary	**29**	20
Share of loss of associate	**(10)**	–
	19	20

6 Income tax

Income tax in the consolidated profit and loss account represents:

in HK$ million	**Half-year ended 30 June 2005 (Unaudited)**	Half-year ended 30 June 2004 (Unaudited)
Current tax		
– overseas tax for the period	**8**	1
Deferred tax		
– origination and reversal of temporary differences on:		
– change in fair value of investment properties	**178**	–
– others	**303**	219
Share of non-controlled subsidiary's taxation	**4**	2
	493	222

No provision for current Hong Kong Profits Tax has been made in the consolidated profit and loss account in respect of the Company and its subsidiaries, as the Company and its subsidiaries either have substantial accumulated tax losses brought forward which are available for set off against current period's assessable profits or have sustained tax losses for the half-year period ended 30 June 2005. Taxation for overseas subsidiaries is charged at the appropriate current rates of taxation ruling in the relevant countries.

7 Dividends

in HK$ million	**Half-year ended 30 June 2005**	Half-year ended 30 June 2004
Dividend paid		
2004 final dividend of 28 cents *(2003: 28 cents)* per share approved and paid in 2005	**1,509**	1,481
Dividend declared		
Interim dividend declared after the balance sheet date of 14 cents *(2004: 14 cents)* per share	**764**	750

8 Earnings per share

The calculation of basic earnings per share is based on the profit for the half-year period ended 30 June 2005 attributable to shareholders of HK$2,606 million *(2004: HK$1,173 million, as restated)* and the weighted average number of ordinary shares of 5,394,737,292 in issue during the period *(2004: 5,293,223,376)*.

The calculation of diluted earnings per share is based on the profit for the half-year period ended 30 June 2005 attributable to shareholders of HK$2,606 million *(2004: HK$1,173 million, as restated)* and the weighted average number of ordinary shares of 5,400,498,206 in issue during the period *(2004: 5,299,525,136)* after adjusting for the number of dilutive potential ordinary shares under the employee share option schemes calculated as follows:

	Half-year ended 30 June 2005	Half-year ended 30 June 2004
Weighted average number of ordinary shares used in calculating basic earnings per share	**5,394,737,292**	5,293,223,376
Number of ordinary shares deemed to be issued for no consideration	**5,760,914**	6,301,760
Weighted average number of ordinary shares used for calculating the diluted earnings per share	**5,400,498,206**	5,299,525,136

Both basic and diluted earnings per share would have been HK$0.33 *(2004: HK$0.22)* had changes in fair value of investment properties, net of deferred tax, been excluded in the calculation.

9 Segmental information

The Group's results of major business activities for the half-year ended 30 June 2005, with comparative figures for the half-year ended 30 June 2004, are summarised below:

in HK$ million	Railway operations	Station commercial and other businesses	Property ownership and management	Total railway operations and related activities	Property developments	Total
Half-year ended 30 June 2005 (Unaudited)						
Revenue	**2,988**	**754**	**643**	**4,385**	**–**	**4,385**
Operating expenses before depreciation	**(1,362)**	**(162)**	**(101)**	**(1,625)**	**–**	**(1,625)**
	1,626	**592**	**542**	**2,760**	**–**	**2,760**
Profit on property developments	**–**	**–**	**–**	**–**	**1,520**	**1,520**
Operating profit before depreciation	**1,626**	**592**	**542**	**2,760**	**1,520**	**4,280**
Depreciation	**(1,277)**	**(67)**	**(2)**	**(1,346)**	**–**	**(1,346)**
	349	**525**	**540**	**1,414**	**1,520**	**2,934**
Unallocated corporate expenses						**(235)**
Interest and finance charges						**(634)**
Change in fair value of investment properties						**1,015**
Share of profit/(loss) of non-controlled subsidiary and associate						**19**
Income tax						**(493)**
Profit for the period ended 30 June 2005						**2,606**
Half-year ended 30 June 2004 (Unaudited)						
Revenue	2,871	579	537	3,987	–	3,987
Operating expenses before depreciation	(1,383)	(128)	(94)	(1,605)	–	(1,605)
	1,488	451	443	2,382	–	2,382
Profit on property developments	–	–	–	–	1,153	1,153
Operating profit before depreciation	1,488	451	443	2,382	1,153	3,535
Depreciation	(1,175)	(56)	(2)	(1,233)	–	(1,233)
	313	395	441	1,149	1,153	2,302
Unallocated corporate expenses						(184)
Interest and finance charges						(743)
Share of profit of non-controlled subsidiary						20
Income tax						(222)
Profit for the period ended 30 June 2004, as restated						1,173

No geographical analysis is shown as substantially all the principal activities of the Group were carried out in Hong Kong throughout the reporting periods.

10 Investments in subsidiaries

The following new principal subsidiary company was established during the half-year ended 30 June 2005:

Name of company	Issued and paid up ordinary/registered share capital	Proportion of ownership interest: Group's effective interest	Held by the Company	Held by subsidiary	Place of incorporation and operation	Principal activities
MTR Beijing Line 4 Investment Company Limited	HK$1	100%	100%	–	Hong Kong	Investment holding

11 Derivative financial assets and liabilities

Derivative financial assets and liabilities as at 30 June 2005 comprise:

in HK$ million	Notional amount	Fair value
Derivative financial assets		
Foreign exchange forwards	228	5
Cross currency swaps	4,852	215
Interest rate swaps	9,472	305
	14,552	525
Derivative financial liabilities		
Foreign exchange forwards	133	8
Cross currency swaps	14,405	199
Interest rate swaps	2,350	26
	16,888	233

12 Debtors, deposits and payments in advance

The Group's credit policy in respect of receivables arising from its principal activities is as follows:

i Rentals, advertising and telecommunications fees are billed monthly with due dates ranging from 7 to 50 days. Tenants of the Group's investment properties and station kiosks are required to pay three months' rental deposit upon the signing of lease agreements.

ii Amounts receivable under interest rate and currency swap agreements with financial institutions are due in accordance with the respective terms of the agreements.

iii Debtors in relation to contracts and capital works entrusted to the Group, subject to any agreed retentions, are due within 21 days upon the certification of work in progress.

The ageing of debtors relating to the above activities is analysed as follows:

in HK$ million	**At 30 June 2005 (Unaudited)**	At 31 December 2004 (Audited)
Amount not yet due	**586**	690
Overdue by 30 days	**77**	106
Overdue by 60 days	**11**	20
Overdue by 90 days	**7**	6
Overdue by more than 90 days	**18**	70
Total debtors	**699**	892
Deposits and payments in advance	**296**	286
Prepaid pension costs	**99**	98
	1,094	1,276

13 Material related party transactions

The Financial Secretary Incorporated, which holds approximately 76.5% of the Company's issued share capital on trust for the Government of the Hong Kong SAR, is the majority shareholder of the Company. Transactions between the Group and Government departments, agencies or Government controlled entities, other than those transactions arising in the normal dealings between the Government and the Group, are considered to be related party transactions pursuant to HKAS 24 "Related party disclosures" and are identified separately in this interim financial report.

The Group has had the following material transactions with Government and other related parties during the half-year ended 30 June 2005:

in HK$ million	Balance at 1 January 2005 (Audited)	Increase	**Balance at 30 June 2005 (Unaudited)**
Amounts due from related parties in respect of infrastructure entrustment works:			
– the Government	36	7	**43**
– the Housing Authority	10	–	**10**
– the Kowloon-Canton Railway Corporation	–	1	**1**
Amount due from non-controlled subsidiary	87	–	**87**
Loan to associate	–	10	**10**
	133	18	**151**
Amounts due to related parties in respect of railway project works entrusted to:			
– the Kowloon-Canton Railway Corporation	1	4	**5**
Amount due to associate	–	10	**10**
	1	14	**15**

During the period, the following dividends were paid to or waived by the Government:

in HK$ million	**Half-year ended 30 June 2005 (Unaudited)**	Half-year ended 30 June 2004 (Unaudited)
Cash dividend paid	**509**	420
Cash dividend waived	**–**	37
Shares allotted in respect of scrip dividends	**645**	673
	1,154	1,130

During the half-year ended 30 June 2005, the Group also had the following transactions with its non-controlled subsidiary, Octopus Cards Limited ("OCL"):

in HK$ million	**Half-year ended 30 June 2005 (Unaudited)**	Half-year ended 30 June 2004 (Unaudited)
Payment to OCL in respect of central clearing services	**26**	25
Fees received from OCL in respect of load agency services, card issuance and refund services and management services	**8**	9

14 Creditors, accrued charges and provisions

Creditors, accrued charges and provisions are mainly related to capital projects which are settled upon certification of work in progress and swap interest payable. The Group has no significant balances of trade creditors resulting from its provision of transportation services.

The analysis of creditors by due dates is as follows:

in HK$ million	**At 30 June 2005 (Unaudited)**	At 31 December 2004 (Audited)
Due within 30 days or on demand	**521**	563
Due after 30 days but within 60 days	**493**	509
Due after 60 days but within 90 days	**67**	106
Due after 90 days	**1,283**	1,356
	2,364	2,534
Rental and other refundable deposits	**379**	369
Accrued employee benefits	**135**	134
Total	**2,878**	3,037

15 Bonds and notes issued and redeemed

Bonds and notes issued by the Group during the half-years ended 30 June 2004 and 2005 comprise:

	Half-year ended 30 June 2005		Half-year ended 30 June 2004	
	Principal amount	Net consideration received	Principal amount	Net consideration received
in HK$ million	**(Unaudited)**		(Unaudited)	
Debt issuance programme notes	**1,000**	**993**	4,658	4,610

The above notes were issued by a subsidiary, MTR Corporation (C.I.) Limited. The notes issued are unconditionally and irrevocably guaranteed by the Company; and are direct, unsecured, unconditional and unsubordinated to other unsecured and unsubordinated obligations of MTR Corporation (C.I.) Limited. The obligations of the Company under the guarantee are direct, unsecured, unconditional, and unsubordinated to other unsecured and unsubordinated obligations of the Company. The net proceeds received from the issues were on lent to the Company for general working capital, refinancing or other corporate purposes. Under the same arrangement, additional notes with principal amount of HK$500 million issued by MTR Corporation (C.I.) Limited in June and settled in July 2005 were not included in the above figures.

During the period, the Group redeemed HK$1,450 million *(2004: HK$3,365 million)* unlisted Hong Kong dollar notes upon maturity.

16 Share capital, share premium and capital reserve

in HK$ million	**At 30 June 2005 (Unaudited)**	At 31 December 2004 (Audited)
Authorised:		
6,500,000,000 shares of HK$1.00 each	**6,500**	6,500
Issued and fully paid:		
5,456,304,922 shares *(2004: 5,389,999,974 shares)* of HK$1.00 each	**5,456**	5,390
Share premium	**4,414**	3,691
Capital reserve	**27,188**	27,188
	37,058	36,269

Pursuant to the Articles of Association of the Company, the capital reserve can only be applied in paying up in full unissued shares to be allotted and distributed as fully paid bonus shares to the shareholders of the Company.

Share premium represents the amount by which the issue price of shares exceeds the par value of those shares. The application of the share premium account is governed by section 48B of the Hong Kong Companies Ordinance.

New shares issued and fully paid up during the period comprise:

			Proceeds credited to		
	Number of shares	Option / scrip price *HK$*	Share capital account *HK$ million*	Share premium account *HK$ million*	Total *HK$ million*
Employee share options exercised					
– Pre-Global Offering Share Option Scheme	4,129,000	8.44	4	30	34
– New Joiners Share Option Scheme	54,500	9.75	–	1	1
Issued as 2004 final scrip dividends	62,121,448	12.14	62	692	754
	66,304,948		66	723	789

Key details of the Company's share option schemes during the half-year ended 30 June 2005 are summarised as follows:

	Pre-Global Offering Share Option Scheme	New Joiners Share Option Scheme
Exercise of previously vested share options	4,129,000	54,500
No. of share options lapsed/vested	–	–
No. of share options outstanding as at 30 June 2005	13,077,000	1,506,700

Details of the movements in respect of these share option schemes are set out under the Corporate Governance and Other Information section on page 15.

17 Other reserves

in HK$ million	Investment property revaluation reserve	Fixed asset revaluation reserve	Hedging reserve	Employee share-based capital reserve	Retained profits	Total
30 June 2005 (Unaudited)						
Balance as at 1 January 2005, as previously reported	**9,168**	**291**	**–**	**–**	**17,771**	**27,230**
Prior period adjustments on effects of changes in accounting policies (note 2)	**(9,168)**	**–**	**–**	**1**	**7,560**	**(1,607)**
	–	**291**	**–**	**1**	**25,331**	**25,623**
Effect of adoption of new accounting policy with respect to financial instruments (note 2)	**–**	**–**	**(66)**	**–**	**190**	**124**
Balance as at 1 January 2005, as restated	**–**	**291**	**(66)**	**1**	**25,521**	**25,747**
Effective portion of changes in fair value of cash flow hedges	**–**	**–**	**80**	**–**	**–**	**80**
Dividend paid	**–**	**–**	**–**	**–**	**(1,509)**	**(1,509)**
Surplus on revaluation, net of deferred tax	**–**	**231**	**–**	**–**	**–**	**231**
Employee share-based payments	**–**	**–**	**–**	**1**	**–**	**1**
Profit for the period	**–**	**–**	**–**	**–**	**2,606**	**2,606**
Balance as at 30 June 2005	**–**	**522**	**14**	**2**	**26,618**	**27,156**
31 December 2004 (Audited)						
Balance as at 1 January 2004, as previously reported	6,682	18	–	–	15,506	22,206
Prior period adjustments on effects of changes in accounting policies (note 2)	(6,682)	–	–	–	5,513	(1,169)
Balance as at 1 January 2004, as restated	–	18	–	–	21,019	21,037
Dividends paid	–	–	–	–	(2,231)	(2,231)
Surplus on revaluation, net of deferred tax	–	273	–	–	–	273
Employee share-based payments (note 2)	–	–	–	1	–	1
Profit for the year, as previously reported	–	–	–	–	4,496	4,496
Effects of changes in accounting policies (note 2)	–	–	–	–	2,047	2,047
Profit for the year, as restated	–	–	–	–	6,543	6,543
Balance as at 31 December 2004	–	291	–	1	25,331	25,623

The fixed asset revaluation reserve, hedging reserve and employee share-based capital reserve are not available for distribution to shareholders because they do not constitute realised profits. As at 30 June 2005, the total amount of reserves available for distribution to shareholders under the Hong Kong Companies Ordinance amounted to HK$26,374 million *(2004: HK$25,113 million, as restated).*

18 Capital commitments

i Outstanding capital commitments as at 30 June 2005 not provided for in the accounts were as follows:

in HK$ million	Railway operations	Railway extension projects	Property development projects	Total
At 30 June 2005 (Unaudited)				
Authorised but not yet contracted for	**772**	**–**	**1,686**	**2,458**
Authorised and contracted for	**829**	**276**	**233**	**1,338**
	1,601	**276**	**1,919**	**3,796**
At 31 December 2004 (Audited)				
Authorised but not yet contracted for	518	–	1,762	2,280
Authorised and contracted for	927	558	213	1,698
	1,445	558	1,975	3,978

Included in the amounts authorised but not yet contracted for are costs that will not be subject to capital contracts such as staff costs, overhead expenses and capitalised interest.

ii The commitments under railway operations comprise the following:

in HK$ million	Improvement and enhancement works	Acquisition of property, plant and equipment	Total
At 30 June 2005 (Unaudited)			
Authorised but not yet contracted for	**576**	**196**	**772**
Authorised and contracted for	**232**	**597**	**829**
	808	**793**	**1,601**
At 31 December 2004 (Audited)			
Authorised but not yet contracted for	388	130	518
Authorised and contracted for	232	695	927
	620	825	1,445

iii Commitments in respect of jointly controlled operations have been included in the commitments for Property Development Projects above and were as follows:

in HK$ million	**At 30 June 2005 (Unaudited)**	At 31 December 2004 (Audited)
Authorised but not yet contracted for	**1,686**	1,762
Authorised and contracted for	**221**	204
	1,907	1,966

19 Comparative figures

Certain comparative figures have been reclassified as a result of the adoption of new HKFRSs.

20 Approval of interim financial report

The interim financial report was approved by the Board on 2 August 2005.

Independent review report

To The Board of Directors of MTR Corporation Limited

Introduction

We have been instructed by the company to review the interim financial report set out on pages 20 to 35.

Respective responsibilities of directors and auditors

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants. The interim financial report is the responsibility of, and has been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Review work performed

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the Hong Kong Institute of Certified Public Accountants. A review consists principally of making enquiries of management and applying analytical procedures to the interim financial report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

Review conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30 June 2005.

KPMG
Certified Public Accountants
Hong Kong, 2 August 2005


地鐵公司
MTR Corporation

MTR Corporation Limited
MTR Tower, Telford Plaza,
Kowloon Bay, Hong Kong
GPO Box 9916, Hong Kong
Telephone (852) 2993 2111
Facsimile (852) 2798 8822

www.mtr.com.hk

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